As filed with the Securities and Exchange Commission on July 23, 2007
Registration No. 333-

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM S-3
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

RCN CORPORATION
(Exact Name of Registrant as Specified in Its Charter)

Delaware	23-2908305
(State or Other Jurisdiction of	(I.R.S. Employer
Incorporation or Organization)	Identification No.)

196 Van Buren Street
Herndon, Virginia 20170
(703) 434-8200
(Address, Including Zip Code and Telephone Number, Including Area Code, of Registrant’s Principal Executive Offices)

Benjamin R. Preston
Senior Vice President, General Counsel
RCN Corporation
196 Van Buren Street
Herndon, Virginia 20170
(703) 434-8200
(Name, Address, Including Zip Code, and Telephone Number, Including Area Code, of Agent for Service)

Copies to:
Thomas C. Janson
Milbank, Tweed, Hadley & McCloy LLP
One Chase Manhattan Plaza
New York, New York 10005
(212) 530-5000
Approximate date of commencement of proposed sale to the public: As soon as practical after this Registration Statement becomes effective.
If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. ☐
If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. ☑
If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement of the same offering. ☐
If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐
If this Form is a registration statement pursuant to General Instruction I.D. or a post-effective amendment thereto that shall become effective upon filing with the Commission pursuant to Rule 462(e) under the Securities Act, check the following box. ☐
If this Form is a post-effective amendment to a registration statement filed pursuant to General Instruction I.D. filed to register additional securities or additional classes of securities pursuant to Rule 413(b) under the Securities Act, check the following box. ☐
If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. ☐
CALCULATION OF REGISTRATION FEE

Title of each class	Amount to	Proposed maximum	Proposed maximum
of securities	be	offering price	aggregate	Amount of
to be registered	registered	per unit	offering price	registration fee
Warrants to purchase common stock	5,328,521 Warrants(1)	N/A (1)	N/A (1)	N/A (1)
Common Stock (2)	8,018,276 shares (3)	$16.72(4)	$134,065,588	$4,116
Total				$4,116

(1)	Pursuant to Rule 457(g), no registration fee is required with respect to the Warrants.

(2)	Represents shares of Common Stock issuable upon exercise of the Warrants registered hereby.

(3)	Includes such additional shares of common stock as may be issued pursuant to the anti-dilution provisions of the Warrants.

(4)	Estimated pursuant to Rule 457(g) under the Securities Act of 1933.
The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

[The following paragraph will appear vertically on the left side of the outside cover of the prospectus]

INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.

Subject to Completion, dated July 23, 2007
PROSPECTUS
RCN CORPORATION
Warrants to Purchase Shares of Common Stock
8,018,276 Shares of Common Stock
     Our common stock is traded on the NASDAQ Global Select Market under the symbol “RCNI”. On July 18, 2007, the closing price of our common stock was $18.42.
     This prospectus relates to (i) resales by certain selling security holders of warrants (the “Warrants”) to purchase shares of common stock, par value $0.01 per share (the “Common Stock”) of RCN Corporation (“RCN” or the “Company”) and (ii) the issuance and sale by RCN of up to 8,018,276 shares of Common Stock upon the exercise of the Warrants (after giving effect to the adjustments as a result of the payment of a special dividend on June 11, 2007). The Warrants were issued in connection with the repurchase by RCN of certain of its outstanding debt securities.
     Each Warrant represents the right to purchase, at any time from the date of issuance until the close of business on June 21, 2012, one share of Common Stock at an initial exercise price of $16.72 (after giving effect to the adjustments as a result of the payment of a special dividend on June 11, 2007) per share of Common Stock, subject to further adjustment upon the happening of certain events. The terms of the Warrants provide for anti-dilution protection, which adjusts the exercise price of each Warrant and the number of shares of our Common Stock issuable upon the exercise of each Warrant, from time to time upon the occurrence of certain events, including stock splits, dividends, recapitalizations and similar events.
     If the closing price of the Common Stock is at least 150% of the exercise price (as adjusted from time to time) for thirty (30) consecutive trading days ending on any trading day on or after December 21, 2007, the Company shall have the right, at its option, to cause all of the Warrants to be exercised by delivering a number of shares of Common Stock equal to the “Spread”, which notice shall be not less than thirty (30) days nor more than sixty (60) days prior to the effectiveness of the date upon which such exercise shall become effective.
     INVESTING IN THE WARRANTS OR OUR COMMON STOCK INVOLVES A HIGH DEGREE OF RISK. SEE “RISK FACTORS” BEGINNING ON PAGE 3.
     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the accuracy or adequacy of the prospectus. Any representation to the contrary is a criminal offense.
     The date of this prospectus is July 23, 2007.

No dealer, salesperson or other individual has been authorized to give any information or to make any representations other than those contained or incorporated by reference in this prospectus, and, if given or made, such information or representations must not be relied upon as having been authorized by RCN. This prospectus does not constitute an offer or solicitation by anyone in any jurisdiction in which such offer or solicitation is not authorized or in which the person making such offer is not qualified to do so or to anyone to whom it is unlawful to make such offer or solicitation. Neither the delivery of this prospectus nor any sale made hereunder shall, under any circumstance, create any implication that there has not been any change in the affairs of RCN since the date hereof.

SUMMARY
          This summary highlights information contained elsewhere in this prospectus or incorporated into this prospectus by reference. This summary does not contain all of the information you should consider before investing in the Warrants or the Common Stock. To understand the terms of the Warrants and for a more complete understanding of the business of RCN and the Common Stock, you should read this entire prospectus carefully, including the documents that are incorporated by reference into this prospectus. When we use the terms “RCN”, “us”, “we”, “our”, or the “Company”, unless otherwise indicated or the context otherwise requires, we are referring to RCN Corporation and its consolidated subsidiaries.
Overview of RCN’s Business
          RCN is a facilities-based, competitive provider of video, high-speed data and voice services. As of March 31, 2007, we provided these services over our own fiber-optic local network to approximately 407,000 residential and small business customers in Boston, New York, eastern Pennsylvania, Washington, D.C., and Chicago. We are one of the largest competitive providers of telecommunications services to residential customers in each of our geographic markets. Our residential network passes approximately 1.3 million homes. Of our 407,000 subscribers, approximately 67% subscribe to two or more of our services.
          RCN Business Solutions also provides bulk video, high capacity data and voice services in the same markets discussed above to Fortune 1000 and medium-sized business customers.
          RCN is a Delaware corporation formed in 1997. Our principal executive office is located at 196 Van Buren Street, Suite 300, Herndon, Virginia 20170, and our telephone number is (703) 434-8200.
Issuance of Warrants
          On May 25, 2007, the Company completed a recapitalization pursuant to which, among other things, we repurchased all of the outstanding $125,000,000 principal amount of the Company’s 7.375% Convertible Second Lien Notes due 2012 (the “Notes”) pursuant to a tender offer for the Notes. As part of the purchase price, holders of the Notes received, for each $1,000 of principal amount of Notes repurchased, 42.628168 Warrants, each representing the right initially to purchase one share of Common Stock at an exercise price of $25.16, subject to further adjustment as detailed in the Warrant Agreement, dated as of May 25, 2007, by and between RCN and HSBC Bank USA, National Association, in its capacity as Warrant Agent (the “Warrant Agreement”).
Dividend
          Also on May 25, 2007, the Company declared a dividend of $9.33 per share of outstanding Common Stock (the “Dividend”), which was paid on June 11, 2007. Due to the magnitude of the Dividend, the dividend “ex” date (the date on which the price of the Common

Stock on the Nasdaq Global Select Market was adjusted due to the payment of the Dividend) was June 12, 2007. Pursuant to the Warrant Agreement, this adjustment to the price of the Common Stock resulted in an adjustment to both the exercise price of the Warrants and the number of shares of the Common Stock for which the Warrants are exercisable. Immediately prior to the dividend “ex” date, the Warrants were exercisable for one share of Common Stock at a price of $25.16 per share. Following the adjustments caused by the Dividend, each Warrant is currently exercisable for approximately 1.5047847 shares of Common Stock at a price per share of $16.72. As a result of the Dividend, pursuant to the Company’s 2005 Stock Option Plan, the Board of Directors made anti-dilution adjustments to the exercise price and number of shares issuable upon exercise of such options. These adjustments were made in compliance with the provisions of Section 409A of the Internal Revenue Code. As of June 30, 2007, after giving effect to such adjustments, there were outstanding options to purchase 3,834,318 shares of Common Stock and an additional 2,623,354 shares of Common Stock were available for issuance under such stock option plan.
Acquisition of NEON Communications Group, Inc.
          On June 24, 2007, the Company entered into an Agreement and Plan of Merger (the “Merger Agreement”) by and among the Company, NEON Communications Group, Inc., a Delaware corporation (“NEON”), and Raven Acquisition Corporation, a Delaware corporation and wholly owned subsidiary of the Company. Under the terms of the Merger Agreement, the Company agreed to acquire NEON in an all cash merger (the “Merger”) for at least $5.15 per share and up to $5.25 per share if certain financial thresholds are satisfied by NEON prior to the closing of the Merger, for a total merger consideration of approximately $260 million assuming a per share amount of $5.25. Upon completion of the Merger, NEON will become a wholly owned subsidiary of the Company.
          The Merger is expected to close during the fourth quarter of 2007, subject to FCC and state regulatory approvals, NEON’s stockholder approval, and NEON achieving minimum agreed-upon revenue and EBITDA milestones during the second half of 2007. In addition, assuming the required approvals are received and minimum financial milestones are met, the purchase price could be reduced by up to $0.10 per share if NEON does not meet supplementary revenue targets specified in the Merger Agreement during the second half of 2007.
          The Company has filed a copy of the Merger Agreement as Exhibit 2.1 to the Current Report on Form 8-K filed on June 25, 2007. You are encouraged to read the Merger Agreement for a more complete understanding of the transaction. The foregoing description of the Merger Agreement is qualified in its entirety by reference to the full text of the Merger Agreement

THE OFFERING
          This prospectus relates to (i) the resale by certain selling stockholders of the Warrants and (ii) the issuance and sale by RCN of shares of Common Stock upon exercise of the Warrants.
RISK FACTORS
An investment in the Warrants or our Common Stock involves a high degree of risk. Investors evaluating RCN and its business should carefully consider the factors described below and all other information contained or incorporated by reference in this prospectus before purchasing Warrants or our Common Stock. Any of the following factors could materially harm our business, operating results and financial condition. Additional factors and uncertainties not currently known to us or that we currently consider immaterial could also harm our business, operating results and financial condition. Investors could lose all or part of their investment as a result of these factors.
Risks Related to Our Business
We have a history of net losses and we emerged from Chapter 11 reorganization in 2004.
          We have had a history of net losses and expect to continue to report net losses for the foreseeable future. On May 27, 2004, RCN and four of its subsidiaries filed voluntary petitions for reorganization under Chapter 11 of the Bankruptcy Code in the United States Bankruptcy Court for the Southern District of New York and in August 2004, five additional subsidiaries of RCN filed voluntary petitions for reorganization under Chapter 11 (all ten collectively, the “RCN Debtors”). On December 21, 2004, the RCN Debtors’ joint plan of reorganization became effective and the RCN Debtors emerged from Chapter 11 of the Bankruptcy Code. We reported net losses of $11.9 million and $136.1 million for the years ended December 31, 2006 and 2005, respectively, and a net loss of $3.7 million for the period December 21, 2004 through December 31, 2004 (Successor). For the period January 1, 2004 through December 20, 2004 (Predecessor), we reported net income of $1.0 billion due to the forgiveness of our unsecured obligations in bankruptcy. Our net losses are principally attributable to insufficient revenue to cover our operating expenses, which we expect will remain significant.

We are subject to regulation by federal, state and local governments, which may impose costs and restrictions.
          Federal, state and local governments extensively regulate the cable industry and the circuit-switched phone services industry and are beginning to regulate certain aspects of the Internet services industry. There are numerous proceedings pending before the FCC, the state public utility commissions (“PUCs”) and the courts that may affect the way that we do business. For example, Congress and the FCC are considering various regulations and legislation pertaining to “network neutrality,” digital carriage obligations, digital set top box requirements, program access rights, digital telephone services, and changes to the pricing at which we interconnect exchange traffic with other telephone companies that may affect our business operations and costs.
          We also expect that new legislative enactments, court actions and regulatory proceedings will continue to clarify and in some cases change the rights and obligations of cable operators, telephone companies and other entities under federal, state and local laws, possibly in ways that we have not foreseen. Congress and state legislatures consider new legislative requirements potentially affecting our businesses virtually every year and new proceedings before the FCC and state PUCs and the courts are initiated on a regular basis that may also have an impact on the way that we do business.
          Actions by local authorities may also affect our business. Local franchise authorities grant franchises or other agreements that permit us to operate our cable and open video systems and we have to renew or renegotiate these agreements from time to time. Local franchising authorities often demand concessions or other commitments as a condition to renewal or transfer, and such concessions or other commitments could be costly to us in the future. In addition, we could be materially disadvantaged if we remain subject to legal constraints that do not apply equally to our competitors, such as where local telephone companies that enter our markets to provide video programming services are not subject to the local franchising requirements and other requirements that apply to us. For example, the FCC has adopted rules and several states have enacted legislation to ease the franchising process and enable state-wide franchising for new entrants. While reduced franchising limitations would also benefit us if we were to expand our systems, the chief beneficiary of these rules are the larger, well funded traditional telephone carriers, such as Verizon.
          The results of these ongoing and future legislative, judicial and administrative actions may materially affect our cost of business operations and profitability.
We depend on third party suppliers and licensors; thus, if we are unable to procure the necessary equipment, software or licenses on reasonable terms and on a timely basis, our ability to offer services could be impaired, and our growth, operations, business, financial results and financial condition could be materially adversely affected.
          We depend on third party suppliers and licensors to supply some of the hardware, software and operational support necessary to provide some of our services. We obtain these materials from a limited number of vendors. Some of our hardware, software and operational support vendors represent our sole source of supply or have, either through contract or as a result of intellectual property rights, a position of some exclusivity. If demand exceeds these vendors’ capacity or if these vendors experience operating or financial difficulties, or are otherwise unable to provide the equipment we need in a timely manner and at reasonable prices, our ability to provide some services might be materially adversely affected, or the need to procure or develop alternative sources of the affected materials or services might delay our ability to serve our customers. These events could materially and adversely affect our ability to retain and attract customers, and have a material negative impact on our operations, business, financial results and financial condition. A limited number of vendors of key technologies can lead to less product innovation and higher costs. For these reasons, we generally endeavor to establish alternative vendors for materials we consider critical, but may not be able to establish these relationships or be able to obtain required materials on favorable terms. For example, each of our systems currently purchases set-top boxes from a limited number of vendors, because each of our cable systems uses one or two proprietary conditional access security schemes, which allow us to regulate subscriber access to some services, such as premium channels. We believe that the proprietary nature of these conditional access schemes makes other manufacturers reluctant to produce set-top boxes. Future innovation in set-top boxes may be restricted until these issues are resolved. In addition, we believe that the general lack of compatibility among set-top box operating systems has slowed the industry’s development and deployment of digital set-top box applications.
In the event of a substantial failure of our information systems or loss of key facilities or personnel, our disaster recovery plans do not enable us to fully recover our services for an extended period, which would adversely affect our revenues or capital resources.
          Our disaster recovery framework to control and address systems and key facilities risks does not currently permit for recovery of our primary service delivery capability and information systems functions in any of our key geographic markets in the event of a catastrophic event or loss of major systems capabilities. We may incur substantial costs, delays and customer complaints before restoring our primary business if such catastrophic failure was to occur. In the event of a disaster impairing our primary service delivery and operational capabilities, we would expect to experience a substantial negative affect on our results of operations and financial condition.

Programming costs have risen in past years and are expected to continue to rise, and we may not be able to pass such programming costs through to our customers, which could adversely affect our cash flow and operating margins.
          The cost of acquiring programming is the largest operating cost of our cable television business. These costs have increased each year and we expect them to continue to increase, especially the costs associated with sports programming. Many of our programming contracts cover multiple years and provide for future increases in the fees we must pay. Historically, we have absorbed increased programming costs in large part through increased prices to our customers. We cannot assure you that competitive and other marketplace factors will permit us to continue to pass through these costs. Despite our efforts to manage programming expenses, we cannot assure you that the rising cost of programming will not adversely affect our cash flow and operating margins. In addition, programming costs are generally related directly to the number of subscribers to which the programming is provided, resulting in larger cable and Direct Broadcast Satellite (“DBS”) systems generally paying lower per subscriber programming costs. This cost difference could cause us to suffer reduced operating margins as prices for our services decrease, while our competitors will not suffer margin compression to the same degree. In addition, as programming agreements come up for renewal, we cannot assure you that we will be able to renew these agreements on comparable or acceptable terms. To the extent that we are unable to reach acceptable agreements with programmers, we may be forced to remove programming from our line-up, which could result in a loss of customers.
If our required capital expenditures in 2007, 2008 and beyond exceed our projections, we may not have sufficient funding, which could adversely affect our growth, financial condition and results of operations.
          To expand our existing markets, we may need to construct significant new hybrid fiber and coaxial cable networks through newly franchised or newly constructed geographic areas. To commence such construction, we may have to obtain pole attachment agreements, construction permits, telephone numbers, franchises and other regulatory approvals. We project the capital expenditures that will be required to upgrade or expand our network based in part on the amount of time necessary to complete the construction or upgrade of the network and the difficulty of this construction. If construction lasts longer than anticipated or is more difficult than anticipated, our capital expenditures could be significantly higher, which could adversely affect our growth, financial condition and results of operations.
Our markets are highly competitive.
          In each of our markets we face significant competition from larger incumbent cable companies, DBS companies, high-speed data service providers and other telecommunication providers. These incumbents have numerous advantages, including:
•	significant economies of scale;

•	greater brand recognition;

•	greater financial, technical, marketing and other resources;

•	well-established customer and vendor relationships;

•	significant control over limited conduit and pole space (in the case of incumbent cable and telephone companies); and

•	ownership of content and/or significant cost advantages in the acquisition of content.
          In addition, we face intense competition from incumbent telephone companies, such as Verizon, who have begun to offer video services. Their competitive position has been improved by recent operational, regulatory and legislative advances that they have made. The attractive demographics of our service areas make our areas a desirable location for investment in video distribution technologies by both incumbents and new entrants, such as Verizon. This intense competition could lead to pressure on our pricing of telecommunications services, and could adversely affect our ability to add or retain customers and our ability to expand the services purchased by our customers. We cannot predict the extent to which competition from such future competitors will impact our operations, however, large-scale reduction in prices, significant customer losses or our inability to sell additional products would adversely impact our results of operations. We may be unable to successfully anticipate and respond to various competitive factors affecting our industry, including regulatory changes that may affect our competitors differently from us, new technologies and services that may be introduced, changes in consumer preferences, demographic trends and discount pricing strategies by competitors.
Our inability to respond to technological developments and meet customer demand for new products and services could limit our ability to compete effectively.
          Our business is characterized by rapid technological change and the introduction of new products and services, some of which are bandwidth-intensive. We cannot assure you that we will be able to fund the capital expenditures necessary to keep pace with technological developments, or that we will successfully anticipate the demand of our customers for products and services requiring new technology or bandwidth beyond our expectations. Our inability to maintain and expand our upgraded systems and provide advanced services in a timely manner, or to anticipate the demands of the marketplace, could materially adversely affect our ability to attract and retain customers. Consequently, our growth, financial condition and results of operations could suffer materially.
We experience turnover among our experienced and trained employee base, which could result in our inability to continue performing certain functions and completing certain initiatives in accordance with our existing budgets and operating plans.
          We depend on the performance of our executive officers and key sales, engineering, and operations personnel, many of who have significant experience in the cable industry and substantial tenures with either our company or that of one of the companies that we have acquired. We experience turnover among our employees as a whole, and if we are not able to retain our executive officers or other key employees, we could experience a material and adverse effect on our financial condition and results of operations.
There are risks of network failure and disruption.
          Our network architecture generally limits any failure or disruption to the market in which the failure occurs. Many of our agreements with commercial customers, franchise agreements to provide cable television and certificates to provide phone service contain performance provisions that include rebates or credits for service interruptions. Prolonged or repeated service interruptions, including as a result of abusive or malicious Internet activities, such as spamming and dissemination of viruses, could adversely affect our ability to attract and retain customers, and therefore adversely affect our operating results.
We may not successfully consummate the Merger, and we may be unable to successfully integrate the network and operations of NEON Communications Group, Inc. if we do consummate the Merger, which would result in us not being able to achieve anticipated revenue and cost synergies.
          On June 24, 2007, we entered into a Merger Agreement pursuant to which we anticipate consummating the acquisition of NEON during the fourth quarter of 2007. The Merger is conditioned upon, among other things, NEON meeting certain revenue and EBITDA targets for prescribed operating periods prior to November 30, 2007, and there can be no assurance that NEON will meet those targets, or that the other conditions to closing of the Merger will be met, including the receipt of required regulatory consents. In addition, even if we do successfully consummate the Merger, there can be no assurance that we will successfully integrate the network and operations of NEON into RCN, maintain key commercial and network relationships with third parties, or retain key sales and technical personnel of NEON following the closing. If we were not successful in the integration of NEON, we may be unable to achieve the anticipated revenue and cost synergies that we anticipated at the time we entered into the Merger Agreement.
Future sales of our common stock could adversely affect the price of our stock and our ability to raise capital.
          A significant portion of our outstanding Common Stock is held by institutions, which own large blocks of our shares. Due to the relatively low trading volume in our stock, a decision by any of these investors to sell all or a portion of their holdings could cause our stock price to drop significantly, or cause significant volatility in our stock price. In addition, we have a significant number of shares that are issuable upon exercise of warrants or options. Exercise of these warrants or options and sales of material amounts of the stock acquired on such exercise could adversely affect the market price of our Common Stock.

We may not be able to generate free cash flow.
          In connection with operating our business and building our network, we have incurred operating and net losses and we expect to continue to experience losses for the foreseeable future. We have experienced negative cash flow in the past and may not be able to achieve or sustain operating profitability in the future. In addition to the debt service on outstanding indebtedness, a variety of factors will affect our efforts to achieve positive cash flow in the future, including:
•	the intensity of competition and our ability to successfully market our products and services;

•	the rate at which we add new customers and lose existing customers;

•	the time and expense required to acquire new customers and to enhance our broadband network as planned; and

•	our ability to lower the cost of serving customers and the expense we will incur to achieve these cost savings.
          These factors may hinder our business prospects and have a significant adverse effect on our cash flows.
Risks Related to Our Indebtedness
We and our subsidiaries have a significant amount of indebtedness, including secured debt, which could adversely affect our financial health and our ability to react to changes in our business.
          We have a significant amount of debt and may (subject to applicable restrictions in our debt instruments) incur additional debt in the future. As of March 31, 2007, our total debt was approximately $203 million, including a $74 million of senior term loan and $125 million principal amount of convertible second lien notes. Pursuant to our recapitalization initiative we entered into a new $520 million term loan and a $75 million revolving line of credit. Proceeds from the term loan, plus cash on hand, were used to:
•	repay approximately $75 million under RCN’s existing first-lien term loan;

•	pay approximately $145 million to holders of the Notes, which represented the cash portion of the consideration to holders for the repurchase of the Notes; and

•	pay a special dividend of $9.33 per share of Common Stock, representing approximately $350 million in the aggregate (the “Special Dividend”).
          We also expect to use up to $25 million of cash on hand to repurchase shares of our

Common Stock from time to time pursuant to an open market repurchase program authorized by RCN’s Board of Directors.
          We also anticipate incurring up to $250 million of indebtedness upon the consummation of the Merger, which is expected to occur during the fourth quarter of 2007.
          This additional indebtedness may have important consequences for us, including:
•	requiring us to dedicate a significant portion of our cash flow from operating activities to make payments on our debt, reducing our funds available for working capital, capital expenditures and other general corporate expenses;

•	making it more difficult to fund the acquisition of other companies or assets for cash;

•	placing us at a competitive disadvantage compared to our competitors that have less debt; and

•	making it more difficult for us to obtain additional financing in the future for working capital, capital expenditures and other purposes.
          We cannot guarantee that we will be able to reduce our level of indebtedness or generate sufficient cash flow to service our debt and meet our capital expenditure requirements. If we cannot do so, we would need to seek additional financing, reduce our capital expenditures or take other steps, such as disposing of assets. We cannot assure you that financing would be available on acceptable terms or that asset sales could be accomplished on acceptable terms.
The covenants in our debt instruments restrict our financial and operational flexibility.
          The First-Lien Credit Agreement imposes restrictions that, subject to a number of exceptions, affect our ability to, among other things:
•	incur additional debt;

•	create liens on our assets;

•	make particular types of investments or other restricted payments;

•	engage in transactions with affiliates;

•	acquire assets;

•	utilize proceeds from asset sales for purposes other than debt reduction except for limited exceptions for reinvestment in the business;

•	merge or consolidate or sell substantially all of our assets; and

•	pay dividends.
          The First-Lien Credit Agreement requires us to maintain a specified senior leverage ratio whenever the revolving line of credit is utilized. This requirement may affect our ability to finance future operations or to engage in other beneficial business activities and may also limit our flexibility in planning for or reacting to changes in market conditions and cause us to be more vulnerable in the event of a downturn in our business. If we violate any of these restrictions, we could be in default under the First-Lien Credit Agreement and be required to repay our debt immediately rather than at scheduled maturity. The security for our First-Lien Credit Agreement consists of liens on substantially all of our assets. If we default under this agreement, the creditors could seek to accelerate our repayment obligations, and could seek to foreclose on our assets. If this were to happen, it would materially and adversely affect RCN and our business. In addition, the First-Lien Credit Agreement contains, and any future debt facilities that we enter into could contain, cross-default provisions, which could result in the acceleration of our repayment obligations under our current and any such future debt facilities in the event that we default on such indebtedness or become the subject of bankruptcy or insolvency proceedings.
FORWARD-LOOKING STATEMENTS
          This prospectus and the documents incorporated by reference into this prospectus contain forward-looking statements that are based on current expectations, estimates and projections about our industry, management’s beliefs, and assumptions made by management. Words such as “anticipates,” “expects,” “intends,” “plans,” “believes,” “seeks,” “estimates,” and variations of such words and similar expressions are intended to identify such forward-looking statements. These statements are not guarantees of future performance and are subject to certain risks, uncertainties and assumptions that are difficult to predict; therefore, actual results may differ materially from those expressed or forecasted in any forward-looking statements. The risks and uncertainties include those noted in “Risk Factors” above and in the documents incorporated by reference.
          We undertake no obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise, except to the extent that we are required to do so by law. We also may make additional disclosures in our Annual Report on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K that we may file from time to time with the SEC. Please also note that we provide a cautionary discussion of risks and uncertainties under the section entitled “Risk Factors” in our Annual Report on Form 10-K. These are factors that we think could cause our actual results to differ materially from expected results. Other factors besides those listed here could also adversely affect us. This discussion is provided as permitted by the Private Securities Litigation Reform Act of 1995.

USE OF PROCEEDS
          Because we did not issue the Warrants for cash, we have not received any direct proceeds from the Warrant offering. However, we would receive proceeds from the exercise of the Warrants. If all outstanding Warrants were exercised pursuant to the offer at the current exercise price of $16.72 per share (after giving effect to the adjustments as a result of the payment of the Special Dividend on June 11, 2007), we would receive aggregate proceeds, before expenses, of approximately $134 million
          We intend to use any proceeds from the exercise of the Warrants for general corporate purposes, which may include reduction of debt.
PLAN OF DISTRIBUTION
          Shares of our Common Stock will be offered to holders of the Warrants upon exercise of the Warrants by such holders in accordance with the terms of the Warrant Agreement.
          The selling stockholders and any of their donees, pledgees, assignees and other successors-in-interest, may, from time to time, sell any or all of their shares of Common Stock and Warrants being offered under this Prospectus on any stock exchange, market or trading facility, including the over-the-counter market, on which they are traded, in private transactions or through the writing of options. These sales, which may include block transactions, may be at fixed or negotiated prices. The selling stockholders may use any one or more of the following methods when selling Common Stock or Warrants:
•	ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;

•	block trades in which the broker-dealer will attempt to sell the securities as agent but may position and resell a portion of the block as principal to facilitate the transaction;

•	purchases by a broker-dealer as principal and resales by the broker-dealer for its own account;

•	an exchange distribution in accordance with the rules of the applicable exchange;

•	privately negotiated transactions;

•	short sales, which are contracts for the sale of securities that the seller does not own, or certificates which are not within his control, so as to be available for delivery at the time when, under applicable rules, delivery must be made;

•	transactions to cover short sales;

•	broker-dealers may agree with the selling security holder to sell a specified number of securities at a stipulated price;

•	a combination of any of these methods of sale; or

•	any other method permitted by applicable law.
The sale price to the public may be:
•	the market price prevailing at the time of sale;

•	a price related to the prevailing market price;

•	at negotiated prices; or

•	a price the selling stockholder determines from time to time.
          Subject to the applicable securities laws, the Common Stock and Warrants may also be sold under Rule 144 of the Securities Act, if available, rather than under this Prospectus. The selling stockholder has the sole and absolute discretion not to accept any purchase offer or make any sale of securities if it deems the purchase price to be unsatisfactory at any particular time.
          The selling stockholders may also engage in short sales against the box, which are sales where the seller owns enough shares to cover the borrowed securities, if necessary, puts and calls and other transactions in securities or derivative securities of RCN and may sell or deliver securities in connection with these trades. The selling stockholders may pledge their securities to a broker under the margin provisions of customer agreements. If the selling stockholder defaults on a margin loan, the broker may, from time to time, offer and sell the pledged securities.
          Broker-dealers engaged by the selling security holder may arrange for other broker-dealers to participate in sales. Broker-dealers may receive commissions or discounts from the selling security holder (or, if any broker-dealer acts as agent for the purchaser of shares, from the purchaser) in amounts to be negotiated. The selling stockholders do not expect these commissions and discounts to exceed what is customary in the types of transactions involved. If broker-dealers or underwriters are engaged to sell the securities, the selling stockholders will be responsible for underwriting discounts or commissions or agent’s commissions.
          The selling stockholders and any broker-dealers or agents that are involved in selling the securities may be deemed to be “underwriters” within the meaning of the Securities Act in connection with these sales. In that event, any commissions received by these broker-dealers or agents and any profit on the resale of the securities purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act.
          The selling stockholders, alternatively, may sell all or any part of the securities offered under this Prospectus through an underwriter. To our knowledge, the selling stockholders have not entered into any agreement with a prospective underwriter, and we cannot assure you as to whether any such agreement will be entered into. If a selling stockholder informs us that it has entered into such an agreement or agreements, any material details will be set forth in a supplement to this Prospectus or, if required, in a replacement Prospectus included in a post-effective amendment to the registration statement of which this Prospectus is a part.
          The selling stockholders and any other persons participating in the sale or distribution of the securities offered under this Prospectus will be subject to applicable provisions of the Exchange Act and the rules and regulations under that act, including Regulation M. These provisions may restrict activities of, and limit the timing of purchases and sales of any of the securities by, the selling stockholder or any other person. Furthermore, under Regulation M, persons engaged in a distribution of securities are prohibited from simultaneously engaging in market making and other activities with respect to those securities for a specified period of time prior to the commencement of such distributions, subject to specified exceptions or exemptions. All of these limitations may affect the marketability of the securities.
DESCRIPTION OF WARRANTS
          The Warrants were issued on May 25, 2007 pursuant to the Warrant Agreement. Each Warrant represents the right to purchase one share of our Common Stock, subject to adjustment upon the happening of certain events, including the payment of the Special Dividend as part of our recapitalization, at the Exercise Price (defined below) then in effect.
          The Warrants may be exercised, in whole or in part (but not for a fraction of a share of our Common Stock), in accordance with procedures provided by the Warrant Agreement, at any time from the date of issuance until the close of business on June 21, 2012. The holders of Warrants are not entitled to vote on or consent to any matters submitted to the stockholders of RCN, or to notice thereof, nor are they otherwise entitled to any rights to which a stockholder of the Company is entitled.
          The current exercise price of the Warrants is $16.72 (after giving effect to the adjustments as a result of the payment of a Special Dividend on June 11, 2007) per share of Common Stock, payable in United States Dollars in the manner provided in the Warrant Agreement, and is subject to adjustment upon the happening of certain events, including the payment of the Special Dividend (such price, as in effect from time to time, is referred to as the “Exercise Price”). In lieu of payment of the aggregate Exercise Price, upon the exercise of a Warrant, the exercising holder may elect to receive from RCN a number of shares of our Common Stock equal to the “Spread” by indicating such election in the exercise notice delivered by such Warrant holder. The “Spread” will be paid by RCN by delivering to such electing Warrant holder a number of shares of our Common Stock as calculated pursuant to the following definition of “Spread”. The term “Spread” shall mean (a)(i) the product of (x) the current market price per share of the Common Stock (as of the date of receipt of the Exercise Notice by the Company) multiplied by (y) the number of shares of our Common Stock underlying the Warrants being exercised, minus (ii) the product of (x) the Exercise Price, multiplied by (y) the number of shares of our Common Stock underlying the Warrants being exercised, divided by (b) the Current Market Price per share of our Common Stock (as of the date of receipt of the exercise notice to RCN). In general, the term “Current Market Price” shall mean the average of the daily Closing Prices per share of Common Stock for the ten (10) consecutive trading days immediately prior to the date in question.

          The terms of the Warrants provide for anti-dilution protection, which adjusts the Exercise Price of each Warrant and the number of shares of our Common Stock issuable upon the exercise of each Warrant, from time to time upon the occurrence of certain events, including stock splits, dividends, recapitalizations and similar events. In case the Company shall:
(i)	pay a dividend or make a distribution to all holders of the outstanding Common Stock in shares of Common Stock;

(ii)	subdivide into a greater number of shares of Common Stock;

(iii)	combine into a smaller number of shares of Common Stock;

(iv)	issue rights or warrants to all holders of its outstanding shares of Common Stock entitling them to subscribe for or purchase shares of Common Stock at a price per share less than the Current Market Price on the “ex” date fixed for distribution; or

(v)	distribute, by dividend or otherwise, to all holders of its Common Stock shares of any class of capital stock of the Company or evidences (subject to certain limitations in accordance with the provisions of the Warrant Agreement) of its indebtedness or other assets then, upon happening of such event, the exercise price and number of shares of Common Stock exercisable will be appropriately adjusted in accordance with the provisions of the Warrant Agreement.
          The Warrant Agreement provides that, in the event of a reclassification or change of the outstanding number of shares of our Common Stock (other than a change in par value or as a result of a subdivision or combination), consolidation, statutory exchange, merger or sale or conveyance by RCN of all or substantially all of RCN’s property (each, a “Fundamental Transaction”), then RCN or the successor person, as the case may be, shall execute a supplemental warrant agreement providing that such Warrant shall be exercisable for the kind and amount of shares of stock and other securities or property or assets (including cash) receivable upon such Fundamental Transaction by a holder of a number of shares of Common Stock issuable upon exercise of such Warrants (assuming, for such purposes, a sufficient number of authorized shares of Common Stock available to exercise all such Warrants) immediately prior to such Fundamental Transaction.
          The Warrant Agreement also provides if and only if the Common Stock has a closing price of at least 150% of the exercise price (as adjusted from time to time) for thirty (30) consecutive trading days ending on any trading day on or after December 21, 2007, the Company shall have the right, at its option, to cause all of the Warrants to be exercised in accordance with the terms of the Warrant Agreement by delivering to the holders of Warrants a written notice of its election to cause all of the Warrants to be deemed to be exercised in exchange for the number of shares of Common Stock equal to the “Spread”, which notice shall be not less than thirty (30) days nor more than sixty (60) days prior to the effectiveness of the date upon which such exercise shall become effective. On such date, the Company shall deliver to the holders of Warrants a number of shares of Common Stock equal to the “Spread” as determined on such date.
          Pursuant to the terms of a Registration Rights Agreement, the Company agreed to file and maintain the effectiveness of a “shelf” registration statement under the Securities Act covering the resale of Warrants by certain holders who are “affiliates” of the Company and the issuance of the shares of Common Stock to be issued upon exercise of the Warrants. The registration statement of which this Prospectus is a part is being filed in satisfaction of the Company’s obligations under the Registration Rights Agreement.
          Pursuant to the Warrant Agreement, the Company agreed to list the shares of Common Stock issuable upon exercise of the Warrants on each national securities exchange and automated quotation system, if any, on which shares of our Common Stock are then listed or quoted, subject to the rules and regulations thereof and to maintain such listing. Our Common Stock currently is listed for trading on NASDAQ under the symbol “RCNI.” We intend to apply for the listing of the shares of our Common Stock issuable upon the exercise of the Warrants.
DESCRIPTION OF COMMON STOCK
          On July 18, 2007, there were outstanding 37,872,829 shares of our Common Stock. We have not issued any preferred stock.
          All shares of our Common Stock are identical and entitle the holder thereof to the same rights and privileges. Holders of the Common Stock are entitled to one vote per share on all matters submitted to a vote of stockholders. Pursuant to our Amended and Restated Certificate of Incorporation, actions required or permitted to be taken by the stockholders must be effected at a duly called annual or special meeting of the stockholders, and may not be effected by any consent in writing in lieu of a meeting of the stockholders.
          Our Common Stock has no preemptive or conversion rights, nor the benefit of any sinking fund and is not subject to redemption or to liability for any further calls by us. Our Amended and Restated Certificate of Incorporation imposes no limitations on the transferability of the Common Stock. Subject to the rights of all classes of stock which have prior rights as to dividends, our board of directors may cause a dividend to be paid to the holders of shares of Common Stock out of funds legally available for the payment of dividends by declaring an amount per share as a dividend.
          As a result of our reorganization proceedings under the Bankruptcy Code, pursuant to Section 1123(a)(6) of the Bankruptcy Code, we are prohibited from issuing any non-voting equity securities (other than any warrants or options to purchase our capital stock) for so long as Section 1123 of the Bankruptcy Code is in effect and applicable to us. This restriction on the issuance of non-voting equity securities is included in our Amended and Restated Certificate of Incorporation.

          Pursuant to our Amended and Restated Certificate of Incorporation, our board of directors shall consist of not less than three nor more than fifteen directors. The exact number of directors shall be determined from time to time solely by resolution adopted by the affirmative vote of a majority of the entire board of directors. No cumulative voting will be used in the election of directors, and any such election need not be by written ballot unless our bylaws so provide. A majority of the board of directors shall be independent, as defined in our Amended and Restated Certificate of Incorporation as a person other than one of our or our subsidiaries’ officers or employees or any other individual having a relationship, which, in the opinion of the board of directors, would interfere with the exercise of independent judgment in carrying out the responsibilities of a director. Our Amended and Restated Certificate of Incorporation provides that the following persons are not considered independent:
•	a director who is, or at any time during the past three years was, employed by the Company or by any parent or subsidiary of the Company;

•	a director who accepted or who has a Family Member (as defined in our Amended and Restated Certificate of Incorporation) who accepted any payments from the Company or any parent or subsidiary of the Company in excess of $60,000 during the current or any of the past three fiscal years, other than the following:
(1)	compensation for board or board committee service;

(2)	payments arising solely from investments in the Company’s securities;

(3)	compensation paid to a Family Member who is a non-executive employee of the Company or a parent or subsidiary of the Company;

(4)	benefits under a tax-qualified retirement plan, or non-discretionary compensation; or

(5)	loans permitted under Section 13(k) of the Exchange Act;
•	a director who is a Family Member of an individual who is, or at any time during the past three years was, employed by the Company or by any parent or subsidiary of the Company, as an executive officer;

•	a director who is, or has a Family Member who is, a partner in, or a controlling stockholder or an executive officer of, any organization to which the Company made, or from which the Company received, payments for property or services in the current or any of the past three fiscal years that exceed 5% of the recipient’s consolidated gross revenues for that year, or $200,000, whichever is more, other than the following:
(1)	payments arising solely from investments in the Company’s securities; or

(2)	payments under non-discretionary charitable contribution matching programs;
•	a director of the Company who is, or has a Family Member who is, employed as an executive officer of another entity where at any time during the past three years any of the executive officers of the Company served on the compensation committee of such other entity; or

•	a director who is, or has a Family Member who is, a current partner of the Company’s outside auditor, or was a partner or employee of the Company’s outside auditor who worked on the Company’s audit at any time during any of the past three years.
          Pursuant to our Amended and Restated Certificate of Incorporation, the board of directors may authorize from time to time the issuance of preferred stock in one or more series. In connection with the creation of a series of preferred stock, the board of directors is authorized, subject to the limitations provided by the DGCL, to establish for each such series of preferred stock, the designation of the series, the number of shares to constitute the series, as well as voting rights, preferences, redemption rights and prices, dividend rights and preferences, liquidation, dissolution and winding-up preferences, terms of conversion or exchangeability and such other rights, powers and preferences with respect to the series as the board of directors may deem advisable, without further vote or action by the holders of our Common Stock.
          The creation of a series of preferred stock with superior rights, powers and preferences could adversely affect the voting power or other rights of the holders of our Common Stock. We do not have present plans to issue any shares of preferred stock or designate any series of preferred stock.
          The board of directors’ authority to issue preferred stock could have the effect of making it more difficult for a person or group to gain control of us by means of a merger, tender offer, proxy contest or otherwise.
LEGAL MATTERS
          Milbank, Tweed, Hadley & McCloy LLP, New York, New York, will pass on the validity of the Warrants and the shares of Common Stock offered by this prospectus.
EXPERTS
          Our consolidated financial statements, incorporated herein by reference to our Annual Report (Form 10-K) for the years ended December 31, 2006, 2005 and 2004 have been audited by Friedman LLP, independent registered public accountants, and are so incorporated by reference in reliance upon such report given upon the authority of said firm as experts in auditing and accounting.

WHERE YOU CAN FIND MORE INFORMATION
          We file annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy any document we file at the SEC’s public reference room at 450 Fifth Street, N.W., Washington, D.C., 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference rooms. Our SEC filings are also available to the public at the SEC’s web site at http://www.sec.gov.
INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE
          The SEC allows us to “incorporate by reference” the information we file with them, which means that we can disclose important information to you by referring you to those documents instead of having to repeat the information in this prospectus. The information incorporated by reference is considered to be part of this prospectus, and later information that we file with the SEC will automatically update and supersede this information. We incorporate by reference the documents listed below and any future filings made with the SEC under Sections 13(a), 13(c), 14, or 15(d) of the Securities Exchange Act of 1934 until the selling stockholders sell all the Warrants or all of the Warrants are exercised or expired:
•	Our annual report on Form 10-K for the fiscal year ended December 31, 2006 (filed on March 15, 2007);

•	Our quarterly report on Form 10-Q for the quarter ended March 31, 2007 (filed on May 10, 2007);

•	Our current reports on Form 8-K filed on March 15, 2007, May 10, 2007, May 25, 2007, and June 25, 2007; and

•	Our registration statement on Form 8-A12G filed on December 27, 2004.
          You can request a copy of these filings, at no cost, by writing or telephoning us at the following address:
Investor Relations Department
RCN Corporation
Presidents Plaza
Building One
196 Van Buren Street, Suite 300
Herndon, Virginia 20170
(703) 434-8430
          You should rely only on the information contained in this prospectus or any supplement and in the documents incorporated by reference. We have not authorized anyone else to provide you with different information. The selling stockholders will not make an offer of these shares in any state where the offer is not permitted. You should not assume that the information in this prospectus or any supplement or in the documents incorporated by reference is accurate on any date other than the date on the front of those documents.
          This prospectus is part of a registration statement we filed with the SEC (Registration No. 333-[___]). That registration statement and the exhibits filed along with the registration statement contain more information about the shares sold by the selling stockholders. Because information about contracts referred to in this prospectus is not always complete, you should read the full contracts which are filed as exhibits to the registration statement. You may read and copy the full registration statement and its exhibits at the SEC’s public reference rooms or their web site.

Warrants
To Purchase 8,018,276 Common Stock shares
RCN CORPORATION
PROSPECTUS
July 23, 2007
          No dealer, salesperson or other individual has been authorized to give any information or to make any representations other than contained or incorporated by reference in this prospectus, and if given or made, such information or representations must not be relied upon as having been authorized by RCN or any underwriter. This prospectus does not constitute an offer or solicitation by anyone in any jurisdiction in which such offer or solicitation is not authorized or in which the person making such offer is not qualified to do so or to anyone to whom it is unlawful to make such offer or solicitation. Neither the delivery of this prospectus nor any sale made hereunder shall, under any circumstance, create any implication that there has not been any change in the affairs of RCN since the date hereof.

PART II
INFORMATION NOT REQUIRED IN THE PROSPECTUS
Item 14. Other Expenses of Issuance and Distribution.
          The following sets forth the estimated costs and expenses, all of which shall be borne by the registrant, in connection with the issuance and distribution of the securities being registered pursuant to this Registration Statement:

Registration Fee	$5,269
Legal Fees and Expenses	50,000	*
Accounting Fees and Expenses	4,116	*
Printer Fees	1200	*
Miscellaneous Expenses

Total	$60,585	*

*	Estimated
Item 15. Indemnification of Directors and Officers.
          The By-laws of the Registrant provide for indemnification of the Registrant’s directors and officers to the fullest extent permitted by law. Insofar as indemnification for liabilities under the Securities Act may be permitted to directors, officers or controlling persons of the Registrant pursuant to the Registrant’s Certificate of Incorporation, By-laws and the DGCL, the Registrant has been informed that in the opinion of the SEC such indemnification is against public policy as expressed in such Act and is therefore unenforceable.
          Section 102(b)(7) of the DGCL provides that a certificate of incorporation may include a provision which eliminates or limits the personal liability of a director to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability (i) for any breach of the director’s duty of loyalty to the company or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the DGCL, relating to prohibited dividends or distributions or the repurchase or redemption of stock or (iv) for any transaction from which the director derives an improper personal benefit. The Registrant’s Certificate of Incorporation includes such a provision. As a result of this provision, the Registrant and its stockholders may be unable to obtain monetary damages from a director for breach of his or her duty of care.
The Registrant maintains directors and officers liability insurance that covers its directors and officers with respect to certain liabilities.

Item 16. Exhibits.

2.1	Agreement and Plan of Merger, dated June 24, 2007, by and among RCN, Raven Acquisition Corporation and NEON Communications Group Inc (Filed as Exhibit 2.1 to Form 8-K filed with the Commission on June 25, 2007 and incorporated herein by reference).
4.1	Warrant Agreement, dated as of May 25, 2007, by and between RCN and HSBC Bank USA, National Association, in its capacity as Warrant Agent (Filed as Exhibit 4.1 to Form 8-K filed with the Commission on May 25, 2007 and incorporated herein by reference).
4.2	Form of Warrant Certificate.
4.3	Registration Rights Agreement, dated as of May 25, 2007, by and between RCN Corporation and the stockholders listed on the signature pages thereto (Filed as Exhibit 4.2 to Form 8-K filed with the Commission on May 25, 2007 and incorporated herein by reference).
4.4	First-Lien Credit Agreement, dated as of May 25, 2007, by and among RCN Corporation, a syndicate of lenders and Deutsche Bank Trust Company Americas, as First-Lien Collateral Agent (Filed as Exhibit 10.1 to Form 8-K filed with the Commission on May 25, 2007 and incorporated herein by reference).
4.5	Security Agreement, dated as of May 25, 2007, by and among RCN Corporation, certain subsidiaries of RCN Corporation, and Deutsche Bank Trust Company Americas, as First-Lien Collateral Agent (Filed as Exhibit 10.1 to Form 8-K filed with the Commission on May 25, 2007 and incorporated herein by reference).
4.6	Pledge Agreement, dated as of May 25, 2007, by and among RCN Corporation, certain subsidiaries of RCN Corporation, and Deutsche Bank Trust Company Americas, as First-Lien Collateral Agent (Filed as Exhibit 10.1 to Form 8-K filed with the Commission on May 25, 2007 and incorporated herein by reference).
4.7	Subsidiary Guaranty, dated as of May 25, 2007, by and among RCN Corporation, certain subsidiaries of RCN Corporation, and Deutsche Bank Trust Company Americas, as First-Lien Collateral Agent (Filed as Exhibit 10.1 to Form 8-K filed with the Commission on May 25, 2007 and incorporated herein by reference).
5.1	Opinion of Milbank, Tweed, Hadley & McCloy LLP
23.1	Consent of Milbank, Tweed, Hadley & McCloy LLP (included in Exhibit 5.1 hereof).
23.2	Consent of Friedman LLP.
24.1	Power of Attorney (included on this signature page to this Registration Statement).
Item 17. Undertakings.
(a)	The undersigned registrant hereby undertakes:
(1)	To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i)	To include any prospectus required by Section 10(a)(3) of the Securities Act;

(ii)	To reflect in the prospectus any facts or events arising after the effective date of this registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement;

(iii)	To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.
Provided, however, that paragraphs (a)(1)(i) and (a)(1)(ii) of this section do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed with or furnished to the Commission by the registrant pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement.
(2)	That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of the securities at that time shall be deemed to be the initial bona fide offering thereof.

(3)	To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.
(b)	The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant’s annual report pursuant to section 13(a) or section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.
(c)	The undersigned registrant hereby undertakes to supplement the prospectus, after the expiration of the subscription period, to set forth the results of the subscription offer, the transactions by the underwriters during the subscription period, the amount of unsubscribed securities to be purchased by the underwriters, and the terms of any subsequent reoffering thereof. If any public offering by the underwriters is to be made on terms differing from those set forth on the cover page of the prospectus, a post-effective amendment will be filed to set forth the terms of such offering.
(d)	Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

SIGNATURES
          Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Herndon, State of Virginia, on July 23, 2007.

Date: July 23, 2007	RCN Corporation
	By:	/s/ Peter D. Aquino
Peter D. Aquino

POWER OF ATTORNEY
          We, the undersigned directors and officers of RCN Corporation do hereby constitute and appoint Peter D. Aquino, Michael T. Sicoli and Benjamin R. Preston, or any of them, our true and lawful attorneys-in-fact and agents, each with full power to sign for us or any of us in our names and in any and all capacities, any and all amendments (including post-effective amendments) to this Registration Statement, or any related registration statement that is to be effective upon filing pursuant to Rule 462(b) under the Securities Act of 1933, as amended, and to file the same, with all exhibits thereto and other documents required in connection therewith, and each of them with full power to do any and all acts and things in our names and in any and all capacities, which such attorneys-in-fact and agents, or either of them, may deem necessary or advisable to enable RCN Corporation to comply with the Securities Act of 1933, as amended, and any rules, regulations, and requirements of the Securities and Exchange Commission, in connection with this Registration Statement; and we hereby do ratify and confirm all that the such attorneys-in-fact and agents, or either of them, shall do or cause to be done by virtue thereof.
          Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Name	Title	Date

/s/James F. Mooney James F. Mooney	Chairman (Principal Executive Officer) and a Director	July 23, 2007

Name	Title	Date

/s/ Peter D. Aquino Peter D. Aquino	President and Chief Executive Officer (Principal Executive Officer)	July 23, 2007

/s/ Michael T. Sicoli Michael T. Sicoli	Executive Vice President and Chief Financial Officer (Principal Financial Officer)	July 23, 2007

/s/ Benjamin C. Duster IV Benjamin C. Duster IV		July 23, 2007

/s/ Lee S. Hillman Lee S. Hillman		July 23, 2007

Michael E. Katzenstein		July [ ], 2007

/s/ Theodore H. Schell Theodore H. Schell		July 23, 2007

/s/ Daniel Tseung Daniel Tseung		July 23, 2007

EXHIBIT INDEX

Exhibits:	Description

2.1	Agreement and Plan of Merger, dated June 24, 2007, by and among RCN, Raven Acquisition Corporation and NEON Communications Group Inc (Filed as Exhibit 2.1 to Form 8-K filed with the Commission on June 25, 2007 and incorporated herein by reference).
4.1	Warrant Agreement, dated as of May 25, 2007, by and between RCN and HSBC Bank USA, National Association, in its capacity as Warrant Agent (Filed as Exhibit 4.1 to Form 8-K filed with the Commission on May 25, 2007 and incorporated herein by reference).
4.2	Form of Warrant Certificate.
4.3	Registration Rights Agreement, dated as of May 25, 2007, by and between RCN Corporation and the stockholders listed on the signature pages thereto (Filed as Exhibit 4.2 to Form 8-K filed with the Commission on May 25, 2007 and incorporated herein by reference).
4.4	First-Lien Credit Agreement, dated as of May 25, 2007, by and among RCN Corporation, a syndicate of lenders and Deutsche Bank Trust Company Americas, as First-Lien Collateral Agent (Filed as Exhibit 10.1 to Form 8-K filed with the Commission on May 25, 2007 and incorporated herein by reference).
4.5	Security Agreement, dated as of May 25, 2007, by and among RCN Corporation, certain subsidiaries of RCN Corporation, and Deutsche Bank Trust Company Americas, as First-Lien Collateral Agent (Filed as Exhibit 10.1 to Form 8-K filed with the Commission on May 25, 2007 and incorporated herein by reference).
4.6	Pledge Agreement, dated as of May 25, 2007, by and among RCN Corporation, certain subsidiaries of RCN Corporation, and Deutsche Bank Trust Company Americas, as First-Lien Collateral Agent (Filed as Exhibit 10.1 to Form 8-K filed with the Commission on May 25, 2007 and incorporated herein by reference).
4.7	Subsidiary Guaranty, dated as of May 25, 2007, by and among RCN Corporation, certain subsidiaries of RCN Corporation, and Deutsche Bank Trust Company Americas, as First-Lien Collateral Agent (Filed as Exhibit 10.1 to Form 8-K filed with the Commission on May 25, 2007 and incorporated herein by reference).
5.1	Opinion of Milbank, Tweed, Hadley & McCloy LLP
23.1	Consent of Milbank, Tweed, Hadley & McCloy LLP (included in Exhibit 5.1 hereof).
23.2	Consent of Friedman LLP.
24.1	Power of Attorney (included on this signature page to this Registration Statement).